FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 30, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   July 30, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT INTERNATIONAL INC. ANNOUNCES 2009 SECOND QUARTER FINANCIAL RESULTS

Management to Host Conference Call at 12 p.m. ET

Vancouver, British Columbia, July 30, 2009 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces its financial results for the three- and six- month periods ended June 30, 2009. All financial results are in U.S. dollars unless otherwise stated.

Q2 2009 Summary

•

Revenue increased to $4.9 million from $4.0 million in Q2 2008.

•

Net earnings for the quarter was $0.2 million or $0.00 per share compared to net earnings of $0.1 million, or $0.00 per share in Q2 2008

•

Revenues for the first six months of 2009 increased to $9.9 million compared to $6.9 million for the same period in 2008.

•

Net earnings for the first six months of 2009 was $1.1 million or $0.02 per share compared to net earnings of $0.1 million or $0.00 per share for the same period in 2008.

•

Entered into First Maritime Service Agreement in Europe

•

Launched Band Pass Filters Line to Combat WiMAX Interference

•

Introduced two new microwave products at CommunicAsia 2009 in response to customer requests

“I’m pleased with the second quarter results, which showed a 23% increase in revenues along with another quarter of profitability, despite the large foreign exchange loss caused by the rapid strengthening of the Canadian dollar relative to the United States dollar,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “While the economic downturn has caused some challenges on converting some of our pipeline into contracts, we did make some significant progress in the quarter, including our first maritime service agreement in Italy. We have begun deployment and anticipate it to ramp up later in the year.”

Dr. Chan continued, “New product launches remains on target from both our microwave and satellite divisions. Expansion of new portfolio offerings continues to keep Norsat at the forefront as it enables us to satisfy customer requests as well as keep the Company on the cutting edge and maintain our market position especially within the microwave division.”

Dr. Chan concluded, “We posted strong cash flow in the second quarter, leaving our cash position at $5.0 million. This will give us the flexibility necessary to make investments to improve shareholder value. Shortly after the second quarter close, Norsat received approval to commence a normal course issuer bid, which is now underway. While we continue to review potential acquisition targets, the Board believes that current levels of our stock do no reflect their full value and in the interim, the share buyback is a good use of the Company’s capital.”

Financial Review

Revenue was $4.9 million for Q2 2009, up 23% from $4.0 million in Q2 2008. The year-over-year increase in total revenue is predominantly a result of growth in the company’s Satellite Systems business.  Revenue from the Satellite Systems segment was $3.3 million in Q2 2009, up 74%, from $1.9 million in
Q1 2008, due to a large order from the US Department of Defense that was received in September 2008 and expected to be completed in the third quarter of 2009. Revenue from the company’s Microwave Products segment was $1.6 million in Q2 2009, down 24%, or $0.5 million year-over-year compared to revenues of $2.1 million in Q2 2008. The global recession, which Norsat started to experience in the fourth quarter of 2008, continued to impact Microwave orders as customers have been postponing projects.

Norsat’s overall gross margin for Q1 2009 was 50%, compared to 50% in Q2 2008.  Gross margin for the Microwave Products segment was 43% in Q2 2009, compared to 38% in Q2 2008, the improvement resulted from sales of new products, which commanded better margins. Gross margin for the Satellite Systems segment decreased to 55% in Q2 2009, compared to 62% in Q2 2008. The gross margins from the second quarter of 2008 were disproportionately skewed by a number of higher margin systems customized to specific client requirements. Management anticipates that overall margins will continue to hold around the current levels despite the recessionary trends in the global economy.

Operating expenses for Q2 2009 were $2.2 million, compared to $1.8 million in Q2 2008. The increase was caused by foreign exchange losses for the quarter of $0.5 million resulting from the weakening of the US Dollar vis-à-vis the Canadian Dollar.

For Q2 2009, net earnings were $0.2 million, or $0.00 per share, the same as the $0.1 million or $0.00 per share reported in Q2 2008.

Cash provided from operating activities was $1.8 million in Q2 2009, compared to usage of $0.6 million for the same period last year. At June 30, 2009, Norsat had cash and cash equivalents of $5.0 million, compared to $1.0 million as at December 31, 2008. At June 30, 2009, Norsat’s working capital was $10.4 million, compared to $8.5 million at December 31, 2008.

As at June 30, 2009, total shares issued and outstanding were 59,388,305.

Update on Bluemoon

Norsat has fully integrated Bluemoon 4G Ltd., which was acquired in March 2009 to assist Norsat’s entry into the wireless network market. Norsat acquired Bluemoon for five million shares of stock that is currently in an escrow account and access to the shares are contingent upon certain performance milestones being met. Bluemoon’s business pipeline remains robust and if converted into contracts can be highly accretive to Norsat. Given the global economic issues, conversion of this pipeline into contracts could require additional preparation and could lengthen the sales cycle. The current acquisition contract calls for the shares to be held in escrow until December 31, 2009, but could be extended upon mutual consent of Norsat and the counterparty.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on July 30, 2009 at 12:00 p.m. Eastern Time. To access the conference call by telephone, dial 647-427-3420 or 1-888-300-0053. The conference call reference number is 21480248. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation. A replay of the conference call will be available at www.norsat.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

In Canada:

In the U.S.:

Caren Holtby

Adam P. Lowensteiner

Investor Relations

Wolfe Axelrod Weinberger Assoc. LLC

Email: choltby@norsat.com

(212)370-4500; (212) 370-4505(Fax)

Email: adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended June 30, 2009, and the Management Discussion and Analysis for the quarter ended June 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.